UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G
Under the Securities Exchange Act of 1934
COMPANHIA BRASILEIRA DE DISTRIBUDORA
(Name of Issuer)
ADR
(Title of Class of Securities)
20440T201

(CUSIP Number)
SEPTEMBER 17, 2008

(Date of Event Which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☑	Rule 13d-1(b)

☐	Rule 13d-1(c)

☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	20440T201	13G	Page	2	of	5 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Genesis Asset Managers, LLP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	5	SOLE VOTING POWER -

NUMBER OF		815,690 (See Items 3 and 6)

SHARES	6	SHARED VOTING POWER -
BENEFICIALLY
OWNED BY		(See Items 3 and 6)

EACH	7	SOLE DISPOSITIVE POWER -
REPORTING
PERSON		1,066,725 (See Items 3 and 6)

WITH	8	SHARED DISPOSITIVE POWER -

(See Items 3 and 6)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,066,725 (See Items 3 and 6)

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

1.57%

12	TYPE OF REPORTING PERSON

HC / IA

CUSIP No.	20440T201	13G	Page	3	of	5 Pages
Item 1(a). Name of Issuer:
Companhia Brasileira de Distribudora
Item 1(b). Address of Issuer’s Principal Executive Offices:
Av. Brig. Luis Antonio, 3142
Jardim Paulista
Sao Paulo, SP 01402-000
Brazil
Item 2(a). Name of Person Filing:
Genesis Asset Managers, LLP
Item 2(b). Address of Principal Business Office or, if None, Residence:
Genesis Asset Managers, LLP
Polygon Hall
Le Marchant Street
St. Peter Port
Guernsey GY1 4HY
Channel Islands
Item 2(c). Citizenship:
Delaware
Item 2(d). Title of Class of Securities:
ADR
Item 2(e). CUSIP Number:
20440T201
Item 3. Classification
(g)(e) Genesis Asset Managers, LLP (“GAM”) is reporting on this Schedule 13-G for itself as a registered investment adviser and as the control person of Genesis Investment Management, LLP (“GIM”). GAM and GIM are both registered investment advisers.
Item 4. Ownership.
a)	Amount beneficially owned: 1,066,725

b)	Percent of Class: 1.57% of outstanding equity

c)	Number of shares as to which the person has:
(i)	sole power to vote or to direct the vote: 815,690

(ii)	shared power to vote or direct the vote: 0

CUSIP No.	20440T201	13G	Page	4	of	5 Pages
(iii)	sole power to dispose or to direct the disposition of: 1,066,725 shared power to dispose or to direct the disposition of: 0
(The percentage figures are based on an outstanding shares in issue of the Issuer of 135,576,000 as confirmed on Bloomberg.)
Item 5. Ownership of Five Percent or Less of a Class.
GAM provides investment advisory services on a discretionary basis to institutional investors and in-house-pooled funds for institutional investors. GAM is the parent entity of GIM which provides sub-advisory services to GAM for the accounts of the institutional clients of GAM. In the aggregate, the client accounts managed by GAM hold less than 5% of the outstanding securities subject to this filing on Schedule 13-G. Holdings have reduced to 1.57% of the Issuer’s shares. The Form 13G filed by GAM includes a report filed by GIM, the sub-advisor to GAM.
Item 6. Ownership of More than Five Percent on Behalf of Another Person.
N/A
Item 7.   Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.
See Item 3 above. The address of GAM’s principal office and place of business is as follows:
Genesis Asset Managers, LLP
Polygon Hall
Le Marchant Street
St. Peter Port
Guernsey GY1 4HY
Channel Islands
Item 8. Identification and Classification of Members of the Group.
N/A
Item 9. Notice of Dissolution of Group.
N/A
Item 10. Certification.
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purposes of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired with or as a participant in any transaction having such purposes or effect.

CUSIP No.	20440T201	13G	Page	5	of	5 Pages
SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

GENESIS ASSET MANAGERS, LLP
By:	/s/ Karen L. Yerburgh
Karen L. Yerburgh
Managing Partner

Date: September 17, 2008